UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42686

The Generation Essentials Group

(Translation of registrant’s name into English)

66 rue Jean-Jacques Rousseau

75001 Paris

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – The Generation Essentials Group and Black Spade Acquisition II Co Complete Business Combination
99.2	Press Release – AMTD IDEA, AMTD Digital, and TGE Propose to Launch Crypto Conversion Program
99.3	Press Release – AMTD IDEA, AMTD Digital, and TGE Announce Long Term Commitment from All Executive Directors and Core Management of Key Operations and Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Generation Essentials Group

By:	/s/ Feridun Hamdullahpur
Name:	Dr. Feridun Hamdullahpur
Title:	Director

Date: August 20, 2025

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